Exhibit 99.1

Annual and Special Meeting of Unitholders of

PRECISION DRILLING TRUST

May 11, 2010

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the annual and special meeting (the "Meeting") of holders of trust units of Precision Drilling Trust (the "Trust"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote: